UNITED STATES DISTRICT COURT DISTRICT OF NEW JERSEY
COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
NATURE OF THE ACTION
JURISDICTION AND VENUE
THE PARTIES
THE FACTS
COUNT I
COUNT TWO
DEMAND FOR JUDGMENT
COMPLAINT OF AVENTIS

Michael R. Griffinger (MRG-2944)
GIBBONS, DEL DEO, DOLAN
GRIFFINGER & VECCHIONE
A Professional Corporation
One Riverfront Plaza
Newark, New Jersey 07102-5496
(973) 596-4500
Attorneys for Aventis S.A.

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

AVENTIS S.A.,
Civil Action No.
Plaintiff,
v.
SANOFI-SYNTHÉLABO S.A.,	Defendant.

COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

     Plaintiff Aventis S.A. (“Aventis”), by its undersigned attorneys, for its complaint against Sanofi-Synthélabo S.A. (“Sanofi”), alleges as follows:

NATURE OF THE ACTION

     1. This is an action under the Williams Act, 15 U.S.C. § 78n, and the Declaratory Judgments Act, 28 U.S.C. §§ 2201-02, for a judgment (i) declaring that Sanofi’s public filings and public statements in connection with its proposed tender offer for the Aventis common stock owned by United States residents and Aventis American depository shares (the “Tender Offer”) violate Section 14(d) and Section 14(e) of the Williams Act, 15 U.S.C. §§ 78n(d)&(e), and (ii) enjoining, preliminarily and permanently, Sanofi’s unlawful solicitation of Aventis shareholders through the Tender Offer.

     2. One of the largest hostile tender offers of all time — valued world wide at approximately $60 billion — is being conducted in the United States by a foreign company in gross violation of the market’s right to full and fair disclosure, as guaranteed by United States law and the Williams Act. On January 26, 2004, Sanofi publicly announced that it was launching an unsolicited tender offer for Aventis pursuant to which Sanofi would exchange five Sanofi shares and €69 in cash for every six Aventis shares tendered. The transaction, by which Sanofi seeks to acquire a substantially larger, direct competitor, would, if consummated, be among the largest corporate acquisitions in history. The Tender Offer is scheduled to close on May 28, 2004.

     3. Leading up to its January 26 announcement and thereafter, Sanofi engaged in a concerted campaign of misinformation and half-truths designed to obfuscate the inadequacy of Sanofi’s offer and the material terms, conditions and consequences of that offer. Among other things, (i) just days before its public announcement, Sanofi emphatically denied that it was engaged in any negotiations whatsoever relating to a transaction concerning Aventis, while at the same time it was actively negotiating its planned acquisition with lenders and regulators around the world, (ii) Sanofi misled the market regarding the purported “premium” involved in its proposal, when, in truth, the offer involves little or no premium for Aventis shareholders, (iii) Sanofi made false representations regarding the time within which it would file its pre-merger notification under the Hart-Scott-Rodino Act, and (iv) Sanofi made false statements regarding the time within which it would commence its tender offer to United States shareholders.

     4. On April 12, 2004 Sanofi commenced its hostile tender offer in the United States by filing its Schedule TO and incorporated Form F-4 with the U.S. Securities and Exchange Commission. The Tender Offer followed on the heels of pending offers made on similar terms to Aventis’ French and German shareholders. In the Tender Offer, through a pattern of misinformation and other unlawful conduct, Sanofi seeks to dupe Aventis’ U.S. shareholders, who collectively own, either directly or through American depository shares (“ADSs”), nearly 190 million Aventis shares — about 25% of all outstanding Aventis shares worth more than $14 billion — into tendering their stockholdings to Sanofi in response to Sanofi’s deceptive Tender Offer.

     5. In the Schedule TO and accompanying Form F-4, Sanofi continued its pattern of misinformation, omitting or misrepresenting various information required to be included in the Form F-4 under Section 14(d) of the Williams Act, 15 U.S.C. § 78n(d), and omitting or misstating numerous other material facts in violation of Section 14(e) of the Williams Act, 15 U.S.C. § 78n(e).

     6. Sanofi’s Form F-4 and its public statements relating to the Tender Offer contain numerous material misstatements and omissions concerning the most elementary aspects of its Tender Offer, including, among other things, (i) the attractiveness of the offer price and the risks associated with Sanofi’s shares — the key acquisition currency, (ii) the ownership structure of the combined company, (iii) Sanofi’s underhanded efforts to cause the French government to derail more attractive offers from competing bidders, (iv) Sanofi’s motivation in pursuing the offer, (v) the pro forma financial situation of the proposed combined company, (vi) the alleged “synergies” realizable from the proposed transaction, and (vii) the involvement and future intentions of Sanofi’s controlling shareholders, Total, S.A. (“Total”) and L’Oréal.

     7. For example, despite Sanofi’s assertion in its Form F-4 that the transaction was proposed because it would “enhance shareholder value in ways that are not likely to be achieved by either Sanofi-Synthelabo or Aventis on a stand-alone basis,” public statements by Sanofi’s chairman and chief executive officer demonstrate that the offer was motivated, at least in part, by Sanofi’s own fear that it was itself vulnerable to takeover bids. In a January 26, 2004 videoconference, Sanofi’s chairman candidly admitted — but Sanofi’s Form F-4 fails to disclose — that its offer to Aventis shareholders was designed to address the “anxiety” felt “every morning” about “who’s going to eat you up, of what is going to happen.”

     8. Indeed, according to numerous market analysts, the offer is in reality a preemptive move to counter a potential business disaster — Sanofi is currently engaged in a patent litigation over the patents to its flagship product, Plavix, that threatens to wipe out a significant portion of its annual revenues and earnings, as well as a large swath of its market capitalization.

     9. Making matters worse, Sanofi has engaged in a prolonged campaign designed to deprive Aventis’ shareholders of alternative — and financially superior — competing offers by enlisting the French government to interfere with Aventis’ ongoing discussions with other interested suitors and to affirmatively discourage other potential acquirors from considering a transaction. In meetings with high-ranking French government officials, both before the announcement of the transaction and thereafter, Sanofi co-opted the French government to interfere proactively with Aventis’ efforts to secure a higher price for Aventis’ shareholders. Despite Sanofi’s repeated efforts to thwart rivals from giving Aventis’ shareholders a better deal, Sanofi nowhere even mentions in its Form F-4 its concerted efforts to scuttle alternative transactions.

     10. Aventis and its shareholders will be irreparably harmed by Sanofi’s conduct if the Aventis shareholders are required to make important investment decisions in response to Sanofi’s Tender Offer in the face of numerous material misstatements and omissions by Sanofi in violation of the Williams Act. Unless the Court promptly issues an injunction halting Sanofi from continuing to violate the Williams Act by its continued acts of omission and misrepresentation, and further requires Sanofi to correct prior misrepresentations and omissions, Aventis’ shareholders will be forced to make critical and irreversible investment decisions affecting billions of dollars worth of Aventis stock — and the basic survival of the company as an independent entity — without essential financial and other information that is both required by the Williams Act, and necessary to make an informed decision regarding the offer.

JURISDICTION AND VENUE

     11. The claims asserted herein arise under Section 14(d) and Section 14(e) of the Williams Act, 15 U.S.C. §§ 78n(d)&(e), and the rules and regulations promulgated thereunder. This court has jurisdiction over the action pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question).

     12. Venue is proper in this judicial district pursuant to 28 U.S.C. § 1391 and 15 U.S.C. § 78aa. The claims asserted herein arose in this District, and one or more of the acts and transactions complained of have occurred, are occurring, and unless enjoined, will continue to occur in this District.

     13. This Court has personal jurisdiction over Sanofi because, among other things, Sanofi is required by the federal securities laws to consent to suit in the United States in connection with any suit arising out of the Tender Offer. In addition, upon information and belief, Sanofi transacts business within the State of New Jersey and/or contracts to supply goods or services in the State of New Jersey.

     14. There is an actual controversy between the parties as to which declaratory judgment is appropriate

THE PARTIES

     15. Plaintiff Aventis is a French société anonyme, the shares of which are listed on Euronext Paris and on the Frankfurt Stock Exchange. American Depository Shares (“ADSs”) in respect of Aventis common stock are listed on the New York Stock Exchange.

     16. Aventis is one of the world’s leading pharmaceutical companies with operations throughout the world. Aventis employs more than 10,500 persons in the United States and it had over $8 billion in net sales in 2003 in the United States alone. Aventis’ U.S. subsidiary, Aventis Pharmaceuticals Inc., as well as its entire U.S. operations, are headquartered in Bridgewater, New Jersey, the “pharmaceutical corridor” that has gained wide recognition as one of the core centers of pharmaceutical research in the United States. Aventis has maintained its principal United States corporate offices in New Jersey since 1999, and Aventis has more than 3,000 employees at the various New Jersey facilities. Aventis’ New Jersey employees include more than 1,000 individuals dedicated to research and development in fields such as oncology, cardiology, diabetes, respiratory/allergy, anti-infectives, and human vaccines. The Bridgewater facilities also house Aventis’ specialists in fighting diseases such as asthma, multiple sclerosis, schizophrenia, rheumatoid arthritis, chronic viral infections, and Alzheimer’s disease. Aventis also has a strong and exemplary presence in the New Jersey community, and Aventis and its employees are active participants in various charitable and civic causes throughout the state.

     17. Defendant Sanofi is a French société anonyme, the shares of which are listed on the Paris, London, Frankfurt, and Virt-X Exchanges. ADSs in respect of Sanofi’s shares are listed on the New York Stock Exchange.

THE FACTS

A.	Sanofi’s False Denial of a Proposed Deal.

     18. On January 16, 2004 — ten days prior to Sanofi publicly announcing its proposed offer to purchase Aventis — Sanofi issued a press release stating:

Following market rumors, and at the express request of the French Financial Regulatory Authority – Autorité des marches financiers (AMF) – Sanofi-Synthélabo indicates that, while it continues to evaluate any transaction that might consolidate its medium- and long-term future, it is not engaged in any negotiation to that effect. (emphasis added)

     19. In a conference call with analysts on January 22, 2004, Sanofi’s chief financial officer, Marie-Hélène Laimay, dismissed published reports about a potential transaction between the companies, but subtly modified its previous public statement to say that “Sanofi was not engaged in any negotiations with Aventis, even today.”

     20. Sanofi’s public statements were carefully and misleadingly worded to lead shareholders and the market to believe that no transaction was planned in order to prevent stock prices from reflecting a possible transaction. Despite having twice denied that any transaction with Aventis was in the works in the prior ten days, on January 26, 2004, Sanofi announced its proposed tender offer for Aventis shares.

     21. In its Form F-4 filed three days later, Sanofi admitted to having considered acquiring Aventis — and engaging in related negotiations — as early as 2003. According to Sanofi’s Form F-4, in September 2003, Sanofi’s chairman and chief executive officer “asked the senior management team which had been studying the possibility of a business combination with Aventis to consider the resources and the nature of the preparations that would be required if Sanofi-Synthelabo were to pursue a public offer for all the Aventis securities.”

     22. Moreover, despite its public assertion that it was engaged in “no negotiations” concerning a potential transaction, the Form F-4 acknowledged that, prior to those public statements, Sanofi’s “senior management and legal advisors negotiated with BNP Paribas and an affiliate of Merrill Lynch & Co. the terms of the debt that would be required to finance the cash portion of the offer consideration” (emphasis added).

     23. Sanofi’s Form F-4 recites numerous other negotiations and discussion that were ongoing at the time that Sanofi misleadingly led the market to believe that it was not pursuing an acquisition of Aventis:

Prior to the announcement of the offers, Sanofi-Synthelabo’s U.S. antitrust counsel and a member of Sanofi-Synthelabo’s management engaged in confidential discussions with members of the staff of the U.S. Federal Trade Commission, or FTC, regarding potential competition issues arising out of a possible tender offer for Aventis securities by Sanofi-Synthelabo and related matters. In addition, Sanofi-Synthelabo’s European antitrust counsel and a member of Sanofi-Synthelabo’s management engaged in confidential discussions with members of staff of the European Commission regarding potential competition issues. On January 7, 2004, Sanofi-Synthelabo submitted confidentially a draft Form CO to the European Commission. Prior to the announcement of the offers, representatives of Sanofi-Synthelabo’s U.S. legal advisers contacted the staff of the SEC to discuss certain aspects of the U.S. offer and related documentation.

     24. Sanofi’s public statements were clearly intended to, and did, mislead the market about Sanofi’s secretive plans to launch an unsolicited bid for Aventis. Sanofi then sought to capitalize on its misdeeds by contending in public statements and in its Form F-4 that its offer represented a substantial premium to Aventis’ share price, despite the fact that the market price of Aventis and Sanofi shares were artificially impacted by Sanofi’s misleading statements denying a possible transaction involving Aventis.

B.	Sanofi’s Misrepresentation of the Attractiveness of the Offer Price and Risks Associated With Sanofi’s Shares.

     25. The Form F-4 also contains numerous material misstatements and omissions designed to bolster Sanofi’s claim that the offer price represents an attractive premium. Specifically, the Form F-4 contains a lengthy comparison of the “premium” in the Aventis offer with “selected significant transactions in the pharmaceutical sector since 1998.” Yet, the Form F-4 nowhere explains the basis for “selecting” those transactions, and Sanofi fails to disclose that only one of the seven transactions in its list involved an unsolicited tender offer such as Sanofi’s (which typically involve substantially larger premiums in light of the risks involved), and in that example the premium paid was more than twice the inflated 15.2% premium claimed by Sanofi.

     26. Further, the comparisons made by Sanofi with the “selected significant transactions” is plainly inaccurate. In making the comparisons, Sanofi compares, among other things, the “premium one day before announcement.” Yet, in setting forth the premium applicable to the Aventis transaction, Sanofi does not use the paltry 3.6% premium on the “day before announcement” of the Aventis tender offer, but instead, Sanofi arbitrarily uses stock prices from five days earlier, and misleadingly lists the premium as between 12% and 14.8%.

     27. Had Sanofi used the premium on the “day before the announcement” in making these comparisons, Aventis’ shareholders would have learned the truth: The so-called premium in the Aventis tender offer was a fraction of the premiums in “comparable” transactions on the day before the announcement, even among Sanofi’s hand-picked selection of “comparable” transactions.

     28. Sanofi’s intent to mislead Aventis’ shareholders with respect to the attractiveness of the offer price is confirmed by the fact that Sanofi elsewhere in the Form F-4 uses a different, lower Sanofi stock price when it suits Sanofi’s desire to mislead.

     29. For example, when calculating the aggregate purchase price of the transaction stated in the Form F-4 and reflected in its pro forma financial statements, Sanofi does not use the €58.72 per share price used to calculate the so-called “premium,” but instead uses an average of its stock price for the period beginning two days before and ending two days after January 26, 2004, or €56.95.

     30. The impact of this difference on the pro forma financial statements is significant. According to Sanofi, “[f]or each €1.00 increase or decrease in the price of a Sanofi-Synthelabo ordinary share, the aggregate consideration payable pursuant to the terms of [Sanofi’s offer] would increase or decrease by approximately €655.9 million and annual amortization would increase or decrease by approximately €21.9 million.” Had Sanofi used the same €58.72 per share price to calculate the “premium” to Aventis shareholders and the aggregate purchase price of the transaction, the aggregate consideration would increase by approximately €1.2 billion and annual goodwill amortization costs would increase by about €38.8 million.

     31. Sanofi intentionally and/or recklessly disregarded the truth in touting the purported premium involved in the Aventis tender offer, and it intentionally and/or recklessly sought to bolster that claim by misrepresenting the true facts and failing to disclose material facts about the purportedly “comparable” transactions and other support offered to obscure the inadequacy of the proposed price.

     32. Sanofi has further sought to mislead Aventis’ shareholders by offering them a highly risky acquisition currency — Sanofi ordinary shares — without disclosure remotely sufficient to allow them to assess the true risk of owning such shares. Investing in Sanofi stock is a high risk venture for Aventis shareholders given the huge challenges Sanofi faces, including, among other things, as a result of (i) pending litigation challenging the validity of Sanofi’s patents for its key product — Plavix — which independent analysts have indicated that Sanofi is at risk of losing and that, if Sanofi loses, a massive amount of Sanofi’s market capitalization will be wiped out; and (ii) the market overhang from having Sanofi’s two controlling shareholders potentially dumping their shares on the market.

C.	Misstatements and Omissions Regarding Sanofi’s Campaign to Derail any Competing Offers From Third Parties.

     33. Recognizing the financial inadequacy of its below-market offer price, Sanofi has engaged in a campaign to exclude other potential bidders from seeking to offer Aventis’ shareholders a higher price by soliciting high-ranking French officials to proactively oppose any third party bidder from making a better offer to Aventis’ shareholders. Sanofi has sought to deprive Aventis’ United States shareholders from securing a higher price for their Aventis shares by lobbying the French government to discourage a potentially more lucrative competing offer at least one third party, the Swiss pharmaceutical company Novartis AG (“Novartis”). Nevertheless, Sanofi nowhere discloses its effort to derail more lucrative offers to Aventis’ shareholders.

     34. According to published reports, even prior to announcing its hostile tender offer on January 26th, Sanofi executives met privately with French government officials to enlist their support for the proposed deal. Those meetings apparently bore immediate fruit, as senior French government officials promptly expressed their public support for an acquisition of Aventis by Sanofi, even before any such proposal was publicly announced by Sanofi. Nevertheless, Sanofi never disclosed the existence of these meetings with French government officials, or the purpose and content of the meetings.

     35. In March 2004, for example, Novartis publicly acknowledged that it was considering entering into a negotiated merger with Aventis. Senior French government officials responded by indicating publicly their opposition to any bid for Aventis by a non-French firm and confirmed their support for Sanofi’s tender offer. Published reports indicated that the “abrupt toughening of the government’s position” was done after Sanofi’s chief executive officer “asked the government for help.” France is Still Against a Deal Between Novartis and Aventis — Government Isn’t Softening Its Stance on Potential Bid From Swiss Drug Company, Wall Street Journal Europe, Mar. 25, 2004, at A4. In response to the government opposition generated by Sanofi to Novartis’ pursuit of a potential deal with Aventis, Novartis announced that it would not proceed further with a deal unless the French government assumed a “neutral position” on any potential transactions.

     36. Sanofi has not disclosed the existence or details of its concerted efforts to thwart others from making a higher bid for Aventis, and it has failed to inform the Aventis shareholders that it is now soliciting to tender into its offer that other, more lucrative offers might have been available to them but for Sanofi’s efforts to derail competing bids.

D.	Sanofi’s Misleading Statements Regarding its Motivation for Transaction

     37. In its Form F-4, Sanofi identifies the increased size and stake of the combined entity, complementary aspects of the two companies and their product portfolios, enhanced research and development capabilities, and potential significant cost savings as its reasons for launching the unsolicited offer for Aventis. However, Sanofi’s statement of purported “reasons for the offers” omits several other material factors that were among the reasons — if not the primary reasons — for the Tender Offer.

     38. In a January 26 videoconference, for example, Sanofi’s chairman and chief executive officer stated that the offer was motivated, at least in part, by Sanofi’s own fear that it was itself vulnerable to takeover bids. According to Mr. Dehecq:

Everyone will know what they’re doing, will know what they need to do, without being constantly fearful of the day to come. You don’t know what it’s like to live in a company where every morning, when you get to work, instead of being pleased to get there, and feeling happy to be at work, you live with the anxiety of who’s going to eat you up, of what is going to happen. In these cases, people are down-trodden, they don’t stand tall. That’s what I want to avoid. I think I wouldn’t be doing my job properly if I didn’t do what I am doing.

     39. Upon information and belief, a substantial factor in Sanofi’s and its management’s belief that it is or will shortly become a takeover target is the impending expiration of certain agreements between Sanofi’s controlling shareholders, Total and L’Oréal, through which Total and L’Oréal agreed, among other things, to certain restrictions on the sale of their approximately 47% equity interest and 63% voting control of Sanofi. Upon termination of the agreements in December 2004, at least one of those shareholders, Total, has stated publicly that it will dispose of its approximately 24% equity stake in Sanofi.

     40. Upon information and belief, another principal motivation for Sanofi’s bid is to compensate for the devastating potential loss of Sanofi’s second best selling product, Plavix, the sales of which represented more than 30% of Sanofi’s developed sales in 2003. Certain Sanofi U.S. and Canadian patents for the active ingredient in Plavix have been challenged by generic drug manufacturers, and Sanofi’s U.S. and Canadian sales of Plavix account for approximately 18% of Sanofi’s 2003 developed sales and, upon information and belief, 25% or more of Sanofi’s operating income. Despite having proclaimed previously in public filings that it believed its Plavix-related patents were valid, in its June 23, 2003 Annual Report on Form 20-F, Sanofi reported that it had decided to cease defending one of the two Plavix-related patents it had previously been asserting.

     41. According to numerous analysts and commentators, Sanofi’s primary motivation for launching its unsolicited offer to acquire Aventis is Sanofi’s fear that it will lose the Plavix patents and Sanofi’s attempt to diversify its product portfolio in order to compensate for the potential loss of the Plavix patents, none of which was disclosed in the Form F-4. According to Business Week’s February 9, 2004 commentary entitled This Bid Looks Like Bad Medicine, “[a]nalysts say the urgency of [the] bid suggests Sanofi is uncertain the [Plavix] patent will be upheld.”

     42. Similarly, in its January 28, 2004 research note, Deutsche Bank observes that Sanofi’s “single most important drug, Plavix, is the subject of a US patent challenge that could see the emergence of generics from late 2004. In response to these uncertainties, but also to the expected December 2004 unwinding of a protective shareholders agreement between L’Oréal and TOTAL (which between them control over 50% of [Sanofi’s] voting rights), Sanofi has moved to secure its future by unexpectedly launching a hostile takeover bid for its larger domestic rival, Aventis.”

     43. In a January 27, 2004 research note, Natexis Bleichroeder confirms that “the Plavix lawsuit does entail risks, as we believe that [Sanofi] is trying to drown this issue in a larger pool to make it seem more acceptable.”

     44. Sanofi’s attempt to sweep its Plavix-related troubles under the rug is understandable given the singular importance of that product to Sanofi’s business prospects. Numerous analysts have opined that the loss of patent protection on Plavix could trim as much as one-third off Sanofi’s market capitalization or well over $10 billion. BNP Paribas — Sanofi’s own financial advisors — earlier predicted that the loss of Plavix patent protection could result in a drop in Sanofi’s market value of about 20%.

     45. Sanofi’s disclosures to date make it impossible for Aventis shareholders to fully understand the potential impact of a loss in the patent protection for Plavix. Sanofi markets

Plavix in North America pursuant to a joint venture with Bristol-Meyers Squibb, and the 2003 profits Sanofi earned from that joint venture alone amounted to €436 million, 23% of Sanofi’s overall €1,865 net income. Yet, that amount does not even include — and Sanofi nowhere discloses — the profits earned by Sanofi from the sale of the Plavix active ingredients to the joint venture, or developer and inventor royalties paid to Sanofi by the joint venture.

     46. Further, Sanofi was required by the Commission’s rules and regulations to include its joint venture agreement with Bristol-Meyers Squibb as part of its tender offer documents, but failed to do so, leaving Aventis’ shareholders with no information about how Sanofi earns more than 25% of its profits.

     47. Sanofi misrepresented the facts relating to its so-called “reasons for the offers” and omitted facts necessary to make those stated reasons not misleading intentionally and/or recklessly as part of a concerted effort to obscure the true motivation for Sanofi’s offer and to mislead the shareholders of Aventis and Sanofi to approve the proposed transaction.

E.	False Pro Forma Financial Statements.

1.	Misrepresentations and Omissions Concerning the Ownership Structure of Combined Company.

     48. In its Form F-4, as well as in other public statements, Sanofi stated that, if its offer is successful and “all of the Aventis securities are validly tendered and exchanged,” Aventis’ current shareholders would own up to 49% of the shares of the combined entity and, as a result of double voting rights available to certain shareholders of Sanofi, 39% of the voting rights of the combined entity.

     49. However, in making this calculation, Sanofi intentionally excluded tens of millions of Aventis shares issuable upon exercise of Aventis options and warrants that Sanofi admits are eligible to participate in the tender offer. By doing so, Sanofi made numerous material misstatements and omitted numerous other material facts required to be disclosed concerning the ownership and financial statements of the combined company.

     50. According to the Form F-4, the Tender Offer expressly includes all “Aventis ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Aventis subscription stock options or the exercise of outstanding Aventis warrants.”

     51. Contrary to the statements in the Form F-4, when the additional shares issuable pursuant to Aventis options are taken into account, if all eligible Aventis shares are tendered in the tender offer, the current holders of Aventis’ shares, options and warrants would own more than 50% of the combined, but just about 40% of the voting rights of the combined entity. Thus, the Form F-4 fails to disclose the obvious and critical fact that Aventis shareholders could end up owning a majority of the combined company, yet have a distinct minority of the voting power in the company.

     52. Moreover, under Financial Accounting Standard 141, a transaction that results in former Aventis shareholders owning a majority of the equity must be accounted for by treating Aventis as the acquiring entity. Consequently, the pro forma financial statements required to be included in the F-4 must reflect purchase accounting and other adjustments as if Aventis acquired Sanofi. Sanofi’s Form F-4, however, fails to mention the risk that Aventis’ shareholders will own a majority of the combined company upon completion of the transaction, and it does not include the required financial statements reflecting that outcome.

     53. The “reverse takeover “ of Sanofi by virtue of all eligible Aventis shares tendering into the tender offer may have other serious and material consequences, which also are not disclosed in the Form F-4. Sanofi failed to disclose the likely significant consequences a change of control of Sanofi would have under any Sanofi employment, financing, licensing or other agreements, as well as the tax, legal and general business effects of such a change of control on Sanofi.

     54. Sanofi’s Form F-4 makes clear that Aventis’ option holders are entitled to participate in the tender offer, and Sanofi intentionally and/or recklessly failed to disclose the material impacts of those security holders tendering their shares into the tender offer in order to conceal the potential consequences of the transaction from Aventis’ shareholders.

2.	Omission of the Impact of Divested Assets.

     55. Under Regulation S-X of the Commission’s rules and regulations, pro forma financial statements required to be included in the Form
F-4 must be computed assuming the transaction was consummated at the beginning of the fiscal year presented and must include adjustments which give effect to events that are: (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the registrant; and (iii) factually supportable.

     56. In connection with the proposed acquisition of Aventis, Sanofi has announced an agreement, conditioned on the completion of the Tender Offer, to dispose of two of its products, Fraxiparine and Arixtra. The sale of such products is directly attributable to the proposed acquisition of Aventis because Sanofi is selling such products in order to obtain antitrust clearances and the sales were announced in the same press release announcing Sanofi’s exchange offer.

     57. In its presentation of the combined pro forma condensed income statement in the Form F-4, Sanofi violated Regulation S-X because it did not restate the combined income statement to reflect the recurring impact of the decrease in sales and operating income resulting from the planned disposal of Fraxiparine and Arixtra.

     58. Sanofi failed to reflect the negative consequences of the required divestiture of these products intentionally and/or recklessly in furtherance of its scheme to mislead Aventis’ shareholders regarding the financial merits of the proposed Tender Offer.

3.	Failure to Account for the Mandatory Tender Offer Under German Law.

     59. Aventis was formed in 1999 by the combination of Hoechst AG, a German Aktiengesellschaft, and Rhône-Poulenc S.A. Aventis owns approximately 98% of the shares of Hoechst. Hoechst remains a separate legal entity, approximately 2% of which is owned by shareholders unaffiliated with Aventis. Hoechst’s shares are listed on the Frankfurt Stock Exchange.

     60. Under German law, any entity that directly or indirectly acquires control of a listed company incorporated in Germany is required to launch a mandatory tender offer for all other outstanding shares of such company.

     61. Although recognizing this obligation, Sanofi’s Form F-4, and the various financial statements and schedules included therein, fail to take any account whatsoever of the substantial cost involved in acquiring the remaining Hoechst shares as required by the Commission’s rules and regulations, which will, at a minimum, cost well in excess of €400 million. Similarly, Sanofi fails to identify numerous other material terms of the required acquisition of the Hoechst shares, including what consideration it will pay for those shares, how much they will cost, or the source of the consideration to be paid.

F.	Misstatements and Omissions Regarding Purported “Synergies”

     62. In the Form F-4, and in various other public statements in connection with the proposed tender offer, Sanofi states that annual synergies from the transaction are expected to be €1.6 billion, with 10% achievable in 2004, 60% in 2005 and 100% in 2006. Sanofi also states that it based this figure on the average of the last “10 or 15” transactions in the sector, yet Sanofi does not identify those transactions, state whether the synergies projected in these so-called comparable transactions were actually achieved, or provide any details about the components, source or means of achieving these enormous synergies that would enable the market to evaluate the achievability of those planned synergies.

     63. In contrast to the bold and wholly unsupported synergies Sanofi contends will be achieved in the Form F-4, a filing made by Sanofi in connection with the tender offer with French regulators states that “the financial impact of the offer (such as rationalization, cost, synergies) cannot be currently determined.”

     64. Sanofi’s Form F-4 omits a host of material facts concerning the claimed synergies, as well as numerous other facts necessary in order to make those claims not misleading, including, among other things, the precedents used in its estimation, its reasons for considering such transactions to be comparable, the synergies that were achieved in each case and when they were realized, and each cost component of its estimated synergies and how and when they will be accomplished.

     65. In its Form F-4, Sanofi “estimates these synergies will be realized primarily from the elimination of duplication in sales and general and administrative costs, optimization of research and development expenses and the acceleration of revenue growth of the combined entity.” Despite conceding that its sweeping claims of planned synergies resulting from the transaction necessarily involves the elimination of jobs, Sanofi at the same time has made false public statements about company’s prior history of job cuts.

     66. In a recent public statement, Jean Francois-Dehecq, Sanofi’s Chairman and Chief Executive Officer, attempted to drum up support for Sanofi’s offer by stating publicly that he would not implement substantial job cuts in Germany. Sanofi has made similar public statements suggesting that no job cuts would be implemented in France as a result of the proposed transaction.

     67. If true, any significant job cuts associated with the proposed transaction likely will occur at Aventis’ United States facilities in New Jersey. Sanofi’s solicitation of Aventis’ United States shareholders without any disclosure of its intentions with respect to Aventis’ several thousand employees in New Jersey omits information clearly material to the investment decision of those United States shareholders.

     68. Sanofi’s failure to disclose its job cut plans are a particularly glaring omission here in light of Sanofi’s history of job cuts associated with prior acquisitions, and Mr. Dehecq false denial of that history, and Sanofi’s implicit suggestion that any job cuts will be concentrated in the United States. Further, since, if successful, Aventis shareholders will become Sanofi shareholders through the Tender Offer, information regarding Sanofi’s plans with Aventis and Sanofi employees is plainly material information that might affect Aventis shareholders’ investment decisions.

     69. Sanofi intentionally and/or recklessly misstated the synergies involved in the potential transaction, and omitted to state material facts necessary in order for its statements about synergies to not be misleading, in order to, among other things, avoid scrutiny of those purported synergies and adverse public, union, employee and shareholder reaction to planned post-transaction cost savings measures, including employee downsizings.

G.	Omission of Material Information Regarding Total and L’Oréal.

     70. The Williams Act provides that it shall be unlawful for any natural person or company to make a tender offer unless such person or company has filed with the SEC “a statement containing such of the information specified in section 13(d) of this title, and such additional information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors.” Pursuant to Section 14(d), Rule 14d-6(d) requires all “bidders” to file a Schedule TO to disclose this material information. “Bidder” is broadly defined in Rule 14d-1(g)(2) to include “any person who makes a tender offer or on whose behalf a tender offer is made.” 17 C.F.R. § 240.14d-6, § 240.14d-1.

     71. Total and L’Oréal plainly are themselves “bidders or persons on whose behalf a tender offer is made” under Rule 14d-6. Nevertheless, the Aventis shareholders have not been provided with the extensive disclosures required of Total and L’Oréal on Schedule TO. Sanofi’s attempt to force Aventis’ shareholders to make critical and irreversible investment decisions regarding their Aventis shareholdings in the Tender Offer without the benefit of the disclosures mandated by Section 14d-6 and Schedule TO is in violation of the Williams Act.

     72. Total and L’Oréal control Sanofi. Together, they control a majority of the seats on Sanofi’s Board of Directors and have enjoyed such control since on or around December 2, 1998, pursuant to an express Shareholders’ Agreement, dated April 9, 1999. The Shareholders’ Agreement provides that candidates for Sanofi’s Board of Directors are to be selected entirely by Total and L’Oréal. A majority of its Board of Directors was, at all times during the contemplation, planning, and launch of the Tender Offer, comprised of designees of Total and L’Oréal, and included the Chairman and Chief Executive Officers of both Total and L’Oréal, and numerous senior officers of both companies.

     73. In addition to controlling Sanofi’s Board of Directors, Total and L’Oréal hold a combined voting interest in Sanofi is approximately 63%. Sanofi’s 2002 and 2003 Forms 20-F confirm that Total and L’Oréal are its “two principal shareholders who continue to maintain a significant degree of influence.” L’Oréal’s own 2002 annual report states that “Sanofi-Synthelabo is controlled by L’Oréal and . . . [Total] under a shareholders’ agreement . . . which is binding until December 2, 2004.” Sanofi plainly sought preapproval from both Total and L’Oréal of its secret plan to launch an offer for Aventis, and, not coincidentally, Total and L’Oréal had their own board meetings scheduled on the weekend of January 24, 2004 to approve Sanofi’s planned announcement of this unsolicited tender offer.

     74. Despite their control, Aventis’ shareholders have not been provided with any of the disclosures concerning Total and L’Oréal required of a bidder on Schedule TO, as set forth in detail in Regulation M-A, 17 C.F.R. 229.1000 et seq. Neither Total nor L’Oréal has filed a Schedule TO, and Sanofi’s Schedule TO and incorporated Form F-4 omit virtually all of the information regarding Total and L’Oréal required on the Schedule TO, including:

•	Information about the Tender Offer, Total’s and L’Oréal’s involvement in setting its terms and conditions, information provided to Total and L’Oréal by Sanofi and its advisors concerning the merits of the transaction, and Total’s and L’Oréal’s control of the decision to make the Tender Offer and its terms;

•	Pertinent background information and financial statements of Total and L’Oréal;

•	Transactions by Total and L’Oréal in shares of Aventis within sixty days from the date of the Tender Offer;

•	Disclosures concerning the extent of Total’s and L’Oréal’s effective control of the post-transaction entity if the Tender Offer is consummated;

•	Disclosures regarding the intentions of Total and L’Oréal concerning the management and future operations of post-transaction entity.

     75. Because Total and L’Oréal control Sanofi and dominate its Board, Total and L’Oréal controlled the proposed transaction from the beginning. Total and L’Oréal caused or encouraged Sanofi to explore and plan the tender offer, approved its terms, and authorized its commencement while failing to disclose any of this and other critical information to Aventis shareholders.

     76. Even after completion of the proposed transaction, Total and L’Oréal will continue to wield effective control over Sanofi. If all eligible Aventis shares are acquired in the Tender Offer, Total and L’Oréal will still retain a combined voting interest of more than 38% of the outstanding shares in the post-transaction entity. Their 38% collective voting power would be by far the largest block of Sanofi shares owned by persons acting in concert with another, and their voting power obviously could be far greater depending upon the number of Aventis shares tendered.

     77. Indeed, under the express terms of the Tender Offer, only 51% of eligible Aventis’ shares need to be tendered to Sanofi in the transaction. In the event that the minimum number of shares are tendered in the offer, Total and L’Oréal will continue to hold approximately 48% of the voting rights in Sanofi at the conclusion of the transaction, which would constitute a controlling interest of Sanofi under French law. Indeed, Total and L’Oréal may be deemed to hold a controlling interest in Sanofi under French law at the conclusion of the transaction even if substantially more than the minimum number of shares are tendered, as more than 85% of the eligible shares would need to tender to reduce their collective voting rights below 40%, a key threshold for French law purposes.

     78. With that controlling interest, Total and L’Oréal will be able to, among other things, block any decision to amend the post-transaction entity’s articles of association, including any decision to increase the post-transaction entity’s share capital or participate in a merger, spin-off or certain forms of capital contributions.

     79. Moreover, regardless of the number of shares actually tendered in the offer, Total’s and L’Oréal’s minimum 38% stake in the surviving entity will afford them, in practice, effective control of the post-transaction entity in all practical respects. Indeed, the history of shareholder voting and attendance at Sanofi and Aventis shareholder meetings confirm that Total and L’Oréal ownership of the surviving entity will afford it effective control of the post-transaction entity as a practical matter.

     80. Regardless of whether Total and L’Oréal are statutory bidders, the lack of information regarding Total and L’Oréal in the context of the Tender Offer presents a serious and undisclosed risk to Aventis’ shareholders. The Aventis shareholders have not been provided any information about the controlling shareholders’ intentions with respect to their controlling interest in Sanofi, their reasons for causing Sanofi to initiate the Tender Offer, or their role in setting the price and other terms of the transaction. As a result, the Aventis shareholders do not know whether the substantial stockholdings of Total and L’Oréal might be sold to an as of yet unidentified third party, who will then have substantial control over the post-merger entity.

     81. Aventis shareholders are being asked to exchange their shares for shares of Sanofi and thereby become shareholders in a post-transaction entity that will be controlled and dominated by Total and L’Oréal. Still, Aventis shareholders have not been armed with basic information concerning Total and L’Oréal necessary to accurately judge the risk of becoming a shareholder in an entity in which Total and L’Oréal are calling the shots. Sanofi had the ability to provide the required information regarding Total and L’Oréal in its Schedule TO and Form F-4, as those documents contain numerous other statements about Total and L’Oréal, their involvement in the transaction, and their investment intentions with respect to their Sanofi stockholdings. But, the Schedule TO and Form F-4 include none of the additional, material information required to be disclosed by bidders such as Total and L’Oréal under the Williams Act. Without this information, the Aventis shareholders lack essential information necessary for them to make an informed and irrevocable investment decision.

COUNT I
(Violation of Section 14(d) of the Williams Act)

     82. Aventis repeats and realleges paragraphs 1 through 81 as if set forth herein.

     83. Section 14(d) of the Williams Act provides:

(1) It shall be unlawful for any person, directly or indirectly, by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, to make a tender offer for, or a request or invitation for tenders of, any class of any equity security which is registered pursuant to section 78l of this title . . . unless at the time copies of the offer or request or invitation are first published or sent or given to security holders such person has filed with the Commission a statement containing such of the information specified in section 78m(d) of this title, and such additional information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors.

*            *            *            *

(4) Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

     84. The rules and regulations of the Commission specify in detail the materials that must be included in a tender offer solicitation, registration statement or prospectus, including a Schedule TO and Form F-4. The Commission rules and regulations expressly required Sanofi to make complete and accurate disclosure of, among other things:

a) “The reasons for engaging in the transaction,” 17 C.F.R. § 229.1004(a)(2)(iii); Form F-4, Item 4(a)(2), and “the purposes of the transaction,” 17 C.F.R. § 229.1006(a);

b) Pro forma financial information reflecting the impact of the transaction on the company, 17 C.F.R. § 229.1010(b), as well as any adjustments attributable to the transaction, 17 C.F.R. § 210.11-02(b)(6) and Item 5 of Form F-4;

c) Pro forma financial information required by Regulation S-X, 17 C.F.R. § 210.11-02(b)(6) and Item 5 of Form F-4;

d) A description of the accounting treatment of the transaction, Item 4(a)(5) of From F-4; and

e) A description of any material litigation, Item 8A-7 of Form 20-F; and

f) A discussion of the most significant risk factors that make the transaction speculative or risky, Item 3 of Form F-4 and 17 C.F.R. § 229.503(c)

     85. In addition to these specific requirements, Sanofi is obligated to "[f]urnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.” 17 C.F.R. § 229.1011(b).

     86. Similarly, under the Williams Act, Aventis’ shareholders must be informed of numerous other facts concerning the tender offeror or persons on behalf of whom a tender offer is made, including Sanofi’s controlling shareholders, Total and L’Oréal. Yet, none of this required information is included in Sanofi’s Form F-4, or has otherwise been disclosed directly by Total or L’Oréal.

     87. Sanofi failed to disclose facts required to be included in its Form F-4 and related filings, and it misstated other facts required to be disclosed in such documents and omitted material facts necessary for its statements not to be misleading.

     88. Each of the misstatements and omissions described herein is, or likely would be, material to the investment decision posed to Aventis’ shareholders by Sanofi.

     89. The facts omitted and misstated in its tender offer documents and public statements have affected, or likely will affect, the investment decisions of Aventis shareholders.

     90. Sanofi’s misstatements of fact and omissions of material fact have injured, and are continuing to injure, Aventis shareholders.

     91. Aventis has no adequate remedy at law.

COUNT TWO
(Violation of Section 14(e) of the Williams Act)

     92. Aventis repeats and realleges paragraphs 1 through 81 as if set forth herein.

     93. Section 14(e) of the Williams Act provides:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

     94. Sanofi made numerous untrue statements of a material fact, and omitted to state other material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading in connection with its tender offer to Aventis shareholders.

     95. Sanofi’s untrue statements, and the material facts omitted by Sanofi but necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, have affected, or likely will affect, the investment decisions of Aventis shareholders.

     96. Sanofi made false and misleading statements, and failed to state other material facts, intentionally, knowingly, and/or in reckless disregard of their false and misleading nature, for the purpose of inducing Aventis shareholders to tender their stock in the tender offer.

     97. Sanofi’s misstatements of fact and omissions of material fact have injured, and are continuing to injure, Aventis shareholders, and are essential links in Sanofi’s efforts to consummate its tender offer at whatever cost to Aventis shareholders.

     98. Aventis has no adequate remedy at law.

DEMAND FOR JUDGMENT

     WHEREFORE, plaintiff respectfully requests that this Court enter judgment as follows:

     A. Declaring that Sanofi has violated Section 14(d) and Section 14(e) of the Williams Act and requiring that Sanofi made prompt corrective disclosures;

     B. Preliminarily and permanently enjoining Sanofi, and its agents and employees from further violating Section 14(d) or Section 14(e) of the Williams Act;

     C. Preliminarily and permanently enjoining Sanofi, and its agents and employees, from soliciting the tender of any Aventis shares unless and until Sanofi complies, in full, with all applicable provisions of the federal securities laws, and unless and until such time as the Court may determine that the effects of Sanofi’s unlawful conduct have dissipated;

     D. Awarding Aventis the costs and disbursements of this action; and

     E. Awarding Aventis such other and further relief as the Court may deem just and proper.

Dated:	April 19, 2004
Newark, New Jersey

GIBBONS, DEL DEO, DOLAN
GRIFFINGER & VECCHIONE
A Professional Corporation
One Riverfront Plaza
Newark, New Jersey 07102-5496
(973) 596-4500
Attorneys for Aventis S.A.

By:	/s/ Michael R. Griffinger
Michael R. Griffinger (MRG-2944)
Patrick C. Dunican, Jr. (PCD-9401) Kevin McNulty (KM-2033) Ghillaine A. Reid (GAR-0417)

Of Counsel:

John L. Hardiman
Brian T. Frawley
Heather Eve Abelson
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
(212) 558-4000